

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2015

Fred Covely
Chief Executive Officer
Grey Cloak Tech Inc.
10300 W. Charleston
Las Vegas, NV 89135

> **Re: Grey Cloak Tech Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on June 3, 2015**
> **File No. 333-202542**

Dear Mr. Covely:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2015 letter.

Selling Security Holders, page 21

1. Please update your beneficial ownership table to present the information as of the most recent practicable date.

Selling Stockholders, page 22

2. We note your response to prior comment 5 and reissue the comment, in part. It appears that Mr. David Bromberg beneficially owns the shares owned by KBK Ventures Inc. as he holds voting and investment power over the common stock. Similarly, it appears that Mr. Daniel Rudden beneficially owns the shares owned by Victory Fund LLC as he holds voting and investment power over the common stock. Accordingly, the number of shares held by Messrs. Bromberg and Rudden disclosed in the table should include the shares

held by KBK Ventures and Victory Fund, respectively. Please revise, or advise. Refer to Rule 13d-3 of the Exchange Act.

Information with Respect to the Registrant, page 27

General

 3.   We note that you have filed the Personal Services and Management Agreement with Reliable Document Solutions as Exhibit 10.1. Please revise your disclosure to summarize the key terms of this agreement.

Technology, page 29

4.   We note your response to prior comment 9 and reissue the comment. Although you have included a hyperlink to the agreement, you have not filed the agreement as an exhibit to your registration statement. Please file the agreement or tell us why it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Dependence on one or a few major customers, page 31

5.   We note your response to prior comment 10. Please revise your disclosure to state clearly that you do not have a written or oral agreement with this customer and that there is no guarantee that this customer will purchase any additional software or consulting services from the company. Please make similar revisions to the risk factor on page 8.

Description of Property

6.   We note your response to prior comment 11 and reissue the comment. The agreement filed as Exhibit 10.1 is a Personal Services and Management Agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Marketing campaign, page 37

7.   We note your response to prior comment 12 and reissue in part. Please define "PPC."

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202)551-3456 with any questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor